CUSIP 801209206             13D







                 SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549
                            SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                          (Amendment No. 1)


               Santa Anita Realty Enterprises, Inc.
                        (NAME OF ISSUER)

                    Common Stock ($0.10 par value)
                    (TITLE OF CLASS OF SECURITIES)


                             801209206
                           (CUSIP Number)


                         Leslie M. Kratter
                    Franklin Mutual Advisers, Inc.
                     51 John F. Kennedy Parkway
                    Short Hills, New Jersey 07078
                           (415) 312-4018

      (Name, Address and Telephone Number of Person Authorized to
                  Receive Notices and Communications)



                          April 3, 1997
       (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or
(4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Franklin Mutual Advisers, Inc.
    22-3463202

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[ ]
                                                     (b)[X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    N/A

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER

    515,100 (See Item 5)


8.  SHARED VOTING POWER


9.  SOLE DISPOSITIVE POWER

    515,100 (See Item 5)


10. SHARED DISPOSITIVE POWER


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    515,100 (See Item 5)


12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
    CERTAIN SHARES [ ]


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    4.5%


14. TYPE OF REPORTING PERSON          IA


1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Franklin Resources, Inc.
    13-2670991

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[ ]
                                                     (b)[X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    N/A

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER

    (See Item 5)

8.  SHARED VOTING POWER

    (See Item 5)

9.  SOLE DISPOSITIVE POWER

    (See Item 5)

10. SHARED DISPOSITIVE POWER

    (See Item 5)


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    515,100

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
    CERTAIN SHARES                                      [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    4.5%

14. TYPE OF REPORTING PERSON      HC

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Charles B. Johnson
    ###-##-####

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[ ]
                                                     (b)[X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    N/A

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER

    (See Item 5)

8.  SHARED VOTING POWER

    (See Item 5)

9.  SOLE DISPOSITIVE POWER

    (See Item 5)

10. SHARED DISPOSITIVE POWER

    (See Item 5)


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    515,100  (See Item 5)


12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
    CERTAIN SHARES [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    4.5%

14. TYPE OF REPORTING PERSON     HC (See Item 5)


1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Rupert H. Johnson, Jr.
    ###-##-####

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[ ]
                                                     (b)[X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    N/A

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER

    (See Item 5)

8.  SHARED VOTING POWER

    (See Item 5)

9.  SOLE DISPOSITIVE POWER

    (See Item 5)

10. SHARED DISPOSITIVE POWER

    (See Item 5)


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    515,100 (See Item 5)


12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
    CERTAIN SHARES [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    4.5%

14. TYPE OF REPORTING PERSON      HC (See Item 5)

Items 4, 5 and 7 of the Schedule 13D, initially filed on December
5, 1996 are hereby amended and restated in their entirety as follows:

Item 4.  Purpose of Transaction

The securities covered by this Statement were acquired by FMAI's advisory clients for the purpose of investment. Neither FMAI nor any executive officer or director of FMAI, has any present plans or intentions to acquire or dispose of any securities of the Issuer other than on behalf of FMAI's clients for the purpose of investment.

On April 3, 1997, at the request of Morgan Stanley & Co. Incorporated, ("Morgan Stanley") financial advisors to the Issuer, representatives of Koll Arcadia Investors, LLC ("KAI") and Colony Investments II, LLC ("Colony") participated in a conference telephone call with representatives of Morgan Stanley in connection with the respective recapitalization proposals of KAI and Colony. At the invitation of KAI and Colony, representatives of FMAI also participated in the conference call. The separate proposals of KAI and Colony submitted to the Issuer on March 17, 1997 were discussed during the conference call. FMAI considers either of the March 17th proposals of KAI and Colony to be superior to their prior proposals. Given current market conditions, FMAI is concerned about the valuation of proposals made to the Issuer that involve significant non-cash consideration. Accordingly, FMAI supports the significant cash components of both KAI's and Colony's proposals. FMAI has entered into a letter of intent with KAI and Colony pursuant to which FMAI will make a forward purchase commitment to acquire 15% of the equity of certain entities to be formed by KAI and Colony in connection with the consummation of their recapitalization proposals.

In the future, FMAI may decide to purchase on behalf of its advisory clients additional shares of the Common Stock or other securities of the Issuer. In addition, FMAI may cause its advisory clients to dispose of any or all securities of the Issuer in any manner permitted by applicable securities laws. FMAI's advisory clients reserve the right to exercise any and all of their respective rights as a stockholder of the Issuer in a manner consistent with their equity interests.

Other than as described above, neither FMAI nor any executive officer or director of FMAI, has any present plans or proposals which relate to or would result in:

(i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(ii) the sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(iii) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(iv) any material change in the present capitalization or dividend policy of the Issuer;

(v) any other material change in the Issuer's business or corporate structure;

(vi) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(vii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(viii) a class of equity security of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(ix) any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer

(a-b) One or more of FMAI's advisory clients is the owner of 515,100 shares of the Common Stock representing approximately 4.5% of the outstanding shares of Common Stock. Since FMAI's advisory contracts with its clients grant to FMAI sole voting and investment power over the securities owned by its advisory clients, FMAI may be deemed to be, for purposes of Rule 13d-3 under the 1934 Act (the "1934 Act"), the beneficial owner of the securities covered by this Statement. Dispositions of shares since this Schedule 13D was initially filed on December 5, 1996 have reduced the reporting persons' beneficial ownership of Common Stock below 5%. Accordingly, the reporting persons are no longer subject to the reporting requirements of Section 13 of the 1934 Act and the Rules promulgated thereunder.

FMAI is a wholly-owned subsidiary of Franklin Resources, Inc. ("FRI"). Charles B. Johnson and Rupert H. Johnson, Jr. (the "Principal Shareholders") each own in excess of 10% of the outstanding Common Stock of FRI and are the principal shareholders of FRI. FRI and the Principal Shareholders therefore may be deemed to be, for purposes of Rule 13d-3 under the 1934 Act, the beneficial owner of securities held by persons and entities advised by FRI or its subsidiaries. However, no investment advisory personnel of FRI or of any of its subsidiaries other than FMAI are involved in the investment management decisions of FMAI. Moreover, FMAI, FRI and the Principal Shareholders each disclaim any economic interest or beneficial ownership in any of the securities covered by this Statement owned by advisory clients of FRI or any of its subsidiaries.

Furthermore, FRI, FMAI, and the Principal Shareholders (collectively referred to as the "FRI Entities") are of the view that they are not acting as a "group" for purposes of Section 13(d) under the 1934 Act and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities held by any of them or by any persons or entities advised by FRI or its subsidiaries.

(c) Exhibit B sets forth all transactions in the shares of the Common Stock within the past sixty days.

(d) No person other than respective advisory clients of FMAI have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of the securities being reported herein.

(e) Not applicable.

Item 7. Materials to be Filed as Exhibits

Exhibit B Summary of Transactions Within the Last Sixty Days
After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


April 8, 1997

S\LESLIE M. KRATTER




Leslie M. Kratter
Franklin Mutual Advisers, Inc.
Secretary


S\LESLIE M. KRATTER




Leslie M. Kratter
Franklin Resources, Inc.
Vice President
& Assistant Secretary


S\CHARLES B. JOHNSON
S\LESLIE M. KRATTER




By: Leslie M. Kratter
Attorney in Fact pursuant to
Power of Attorney for Charles B. Johnson
as attached to this Schedule 13D


S\RUPERT H. JOHNSON, JR.
S\LESLIE M. KRATTER




By: Leslie M. Kratter
Attorney in Fact pursuant to
Power of Attorney for Rupert H. Johnson, Jr.
as attached to this Schedule 13D

POWER OF ATTORNEY

CHARLES B. JOHNSON hereby appoints LESLIE M. KRATTER his true and lawful attorney-in-fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13D, any amendments thereto or any related documentation which may be required to be filed in his individual capacity as a result of his position as an officer, director or shareholder of Franklin Resources, Inc. and granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing which he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, may lawfully do or cause to be done by virtue hereof.

S\CHARLES B. JOHNSON



POWER OF ATTORNEY

RUPERT H. JOHNSON, JR. hereby appoints LESLIE M. KRATTER his true and lawful attorney-in-fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13D, any amendments thereto or any related documentation which may be required to be filed in his individual capacity as a result of his position as an officer director or shareholder of Franklin Resources, Inc. and granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing which he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, may lawfully do or cause to be done by virtue hereof.

S\RUPERT H. JOHNSON, JR.

JOINT FILING AGREEMENT

       In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on
Schedule 13D and to all amendments to such statement and that such statement and all amendments to such statement is made on behalf of each of them.

       IN WITNESS WHEREOF, the undersigned hereby execute this agreement on April 7, 1997.


S\LESLIE M. KRATTER




Leslie M. Kratter
Franklin Mutual Advisers, Inc.
Secretary


S\LESLIE M. KRATTER




Leslie M. Kratter
Franklin Resources, Inc.
Vice President
& Assistant Secretary


S\CHARLES B. JOHNSON
S\LESLIE M. KRATTER




By: Leslie M. Kratter
Attorney in Fact pursuant to
Power of Attorney for Charles B. Johnson
as attached to this Schedule 13D


S\RUPERT H. JOHNSON, JR.
S\LESLIE M. KRATTER




By: Leslie M. Kratter
Attorney in Fact pursuant to
Power of Attorney for Rupert H. Johnson, Jr.
as attached to this Schedule 13D
Exhibit B
Summary of Transactions Within the Last Sixty Days

Date      Buy/Sell  No. of Shares  Price

02/10/97  sell         600         $29.8750